May 5, 2010

Mr. Lyn Shenk

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	The Walt Disney Company

File No. 001-11605

Form 10-K for the fiscal year ended October 3, 2009

Schedule 14A

Dear Mr. Shenk:

This letter responds to the comments contained in your letter dated March 18, 2010 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009 and the related Schedule 14-A. The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the SEC staff’s original comment. For convenience, the terms “Company”, “our” and “we” are used to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

Form 10-K: For the Year Ended October 3, 2009

Item 1A. Risk Factors

A variety of uncontrollable events, page 19

1.	In future filings, please disclose in greater detail the specific types of events against which you are insured.

Company Response

In future filings, we will provide additional detail regarding the types of events against which we are insured.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Results – 2009 vs. 2008, Page 32

2.

In connection with footnote 1 to the table on page 32, please note that a discussion in MD&A of segment profitability determined consistent with Accounting Standards Codification 280 should also include a complete discussion of the reconciling items applicable to each segment discussed. For guidance, refer to question 104.02 in the staff’s

“Compliance & Disclosure Interpretations: Non-GAAP Financial Measures” dated January 15, 2010, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This guidance is consistent with the staff’s prior guidance contained in question 19 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003. For example, based on disclosures in your filing, it appears that impairment charges for FCC licenses applicable to the Media Networks segment were recorded in each year presented but there is no discussion of such charges in the analysis of Media Networks results. It also appears that a goodwill impairment charge material to the results of the Interactive Media segment was recorded in fiscal 2009 without any discussion within the analysis of its results. Please revise your segment analysis to include a discussion of all material amounts applicable to each segment to enable investors to have a more fulsome understanding of the factors impacting the operations of each segment.

Company Response

In future filings, we will provide a discussion in the segment analysis of material amounts related to that segment’s operations that are included in our reconciliation of segment operating income to income from continuing operations before income taxes.

Business Segment Results

3.	We note reference to various revenue and cost and expense components in the discussion of each segment. In this regard, please provide a comparative table for each segment that presents all major revenue and cost and expense components in arriving at segment operating income and associated segment results (refer to the preceding comment). We believe information in this fashion will be more transparent and informative to investors in understanding the results of your segments.

Company Response

In light of the Staff’s comment, we have reviewed the discussion of variances in revenue and expense components in our most recent 10-K and in our other recent periodic reports with an eye to whether a comparative table for each segment would provide useful information to investors.

In our experience, the individual components of revenue and expense that lead to changes in operating income for a segment vary from period to period, as do the underlying factors that drive changes within these individual components. In crafting our narrative disclosure, we seek to highlight the changes that are most important to an understanding of our businesses and that we therefore believe are material to investors. We believe these disclosures provide investors with appropriate detail to understand the results of operation while highlighting the most important factors investors should consider.

Because the components of cost and expense that influence results vary from period to period, we believe the additional tables requested by the Staff would, in any given period, add information that is unlikely to be useful to understanding the results for that period and that the current narrative disclosure is the most efficient way to highlight the information that is useful. Accordingly, we believe our disclosures meet the requirements of Regulation S-K Item 303 as further addressed in Release No. 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We will continue to monitor the manner and level of detail in which information is presented in future filings to ensure it provides appropriate transparency into the material factors impacting segment operating results.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Segment Information

Segment Information, page 68

4.	We note the goodwill attributed to the Interactive Media segment and the loss in segment results reported in each of the last three years. Please explain to us in detail your consideration of Accounting Standards Codification 350-20-35 in evaluating the impairment of goodwill attributable to this segment (or as a component in prior years in which this reporting unit had not been presented as a segment) and why you believe the carrying amount of goodwill for this segment (component) is appropriate for each year presented (refer to the table for goodwill on page 79).

Company Response

As discussed in footnote 2 to our financial statements, and in accordance with US GAAP, the Company tests goodwill for impairment on an annual basis and between annual tests if current events or circumstances require an interim impairment assessment. The Company compares the fair value of each reporting unit within the Interactive Media segment to its carrying amount to determine if there is potential goodwill impairment. For each year presented, we estimated the fair value of the Interactive Media reporting units using an income method (discounted cash flows), which is how we believe a marketplace participant would value the reporting units. In each case the Company’s estimate of fair value of each reporting unit exceeded the respective carrying value.

In performing this analysis, we considered the recent losses incurred within this segment. This segment is comprised primarily of early stage businesses in growth markets, which we entered into with the anticipation that the profitability of the businesses would develop after a period of initial investment and that future profitability would more than recover the losses incurred during the initial investment period. The recent losses are consistent with this anticipation and we continue to project that these businesses will achieve future profitability sufficient to recover our investments. We have therefore determined that the fair values of these businesses are in excess of their carrying values.

In 2009, the Company did record an impairment of $29 million with respect to the goodwill of certain small businesses (which are individual reporting units) which are aggregated with Interactive Media for segment reporting. This impairment represented a majority of the goodwill associated with those units, one of which was abandoned. These small reporting units operate independently from the other reporting units within the Interactive Media segment and their impairment is not indicative of likely impairment of the other units.

Note 4. Acquisitions, page 78

5.	In regard to the goodwill table on page 79, please explain to us why the total balances at September 29, 2007 and September 27, 2008 differ from the amounts presented in the fiscal 2008 Form 10-K and where the changes are reported in the financial statements for fiscal 2009.

Company Response

In fiscal 2009, the Company reclassified an amount historically included in Goodwill into Investments. The amount reclassified relates to the Company’s A&E Television Networks, LLC (AETN) and Lifetime Entertainment Services LLC (Lifetime) equity method investments acquired as part of the Company’s acquisition of Capital Cities / ABC in 1995. This amount has been properly considered in the Company’s accounting (including impairment testing) for both its Goodwill and Investment balances in all periods presented. However, due to the immaterial nature of the classification difference between these long-term asset accounts, the Company had not previously adjusted the balance sheet. We made this reclassification in connection with the 2009 acquisition of Lifetime by AETN. For year over year comparability, we also reclassified the amounts in the 2007 and 2008 balance sheets.

Due to the immaterial nature of the reclassification, other than the reference to reclassifications in footnote 2 to our financial statements, no further disclosures were considered necessary.

Schedule 14A

Roles and Responsibilities, page 17

6.	We note that your compensation consultant prepares a compensation analysis at the direction of the compensation committee. In future filings, please disclose exactly how and to what extent this analysis is relied upon by the committee in making its decisions.

Company Response

In future filings we will provide additional clarification as to the Committee’s use of analyses provided by the consultant.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-5054 should you wish to discuss the contents of this letter.

Sincerely,

/s/ Brent A. Woodford
Brent A. Woodford
Senior Vice President, Planning & Control

cc:	Robert A. Iger, President and Chief Executive Officer

James A. Rasulo, Senior Executive Vice President and Chief Financial Officer